EX 4

                           RESOLUTION OF THE BOARD OF DIRECTORS OF
                                     FREEDOM SURF, INC.

At a Special Meeting of the Board of Directors held upon waiver of notice, all members of the Board being present and voting held at the offices of the corporation on February 5, 2001, the following Resolution was made, seconded and unanimously adopted by the Board of Directors:

BE IT RESOLVED that owners of Record of shares of common stock in Freedom Surf, Inc. as of the close of business on February 22, 2001 shall receive one (1) common share for every four (4) shares owned on that date.

BE IT FURTHER RESOLVED that the President, Charles Cortland Hooper, shall have the authority to do all things necessary to implement the said reverse stock split.


/S/ R.A Coberly
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Secretary